Exhibit 99.5

NETFIN ACQUISITION The image part with relationship ID rId2 was not found in the file. Triterras Fintech PTE Ltd. Leading Platform For Global Trade and Trade Finance July 2020 A Leading Platform for Global Trade and Trade Finance Nasdaq GM: TRIT, TRITW Triterras Inc. Investor Presentation January, 18, 2021

Disclaimers

TRITERRAS

This investor presentation (the "presentation") is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity or debt or other financial instruments of Triterras Inc. ("Triterras") or their respective affiliates. This presentation has been prepared to update investors in making their own evaluation with respect to the proposed business combination and for no other purpose.

Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, Triterras makes no representation or warranty with respect to the accuracy of such information. Any and all trademarks and trade names referred to in this presentation are the property of their respective owners.

This presentation does not purport to contain all of the information that may be required to evaluate Triterras or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of Triterras and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Triterras disclaims any duty to update the information contained in this presentation.

Forward-Looking Statements. This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Triterras' actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras' expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras' control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under "Risk Factors" in Triterras' Form 20-F (001-39693) filed with the Securities and Exchange Commission (the "SEC") on November 16, 2020 (the "Form 20-F") and in Triterras' other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based..

No Offer or Solicitation. This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities.. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No Representation or Warranty. None of Triterras or any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The sole purpose of the presentation is to update investors with respect to Triterras and is not intended to be all-inclusive or to contain all the information that a person may desire in considering Triterras. It is not intended to form the basis of any investment decision or any other decision in respect of Triterras.

Financial Information. The financial information contained in this presentation has been taken from or prepared based on the historical financial statements of Triterras for the periods presented. An audit of certain of these financial statements was completed and is included in the Triterras SEC filings, however none of the historical financial information contained herein has been audited, reviewed, compiled or been subject to any procedures by any auditors and actual historical financial information could differ materially from the information contained herein.

Use of Projections. This presentation contains financial forecasts, including with respect to Triterras' Net Revenue, EBITDA, EBITDA Margin, Net Income, Transaction Volume, among others. Triterras' independent auditors have not studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Triterras' control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of Triterras or the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Industry and Market Data. In this presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which Triterras competes and other industry data. We obtained this information and statistics from third-party sources, including reports by market research firms and company filings. Being in receipt of the presentation you agree you may be restricted from dealing in (or encouraging others to deal in) price sensitive securities.

Use of Non-IFRS Financial Matters. This presentation includes non-IFRS financial measures, including EBITDA and EBITDA Margin, among others. Triterras believes that these non-IFRS measures are useful to investors for two principal reasons. First, they believe these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, these measures are used by Triterras' management to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of Triterras and the combined company to its competition. Triterras believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-IFRS measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. Other companies may calculate EBITDA, EBITDA Margin, and other non-IFRS financial measures differently, and therefore Triterras' non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies. For reconciliation of the non-IFRS measures used in this presentation, see "IFRS Reconciliation" in the Appendix at the end of this presentation.

Important Information About Triterras and Where to Find It. Triterras has filed with the SEC a registration statement on Form F-4 , a shell company report on Form 20-F stockholders and other interested persons are advised to read the SEC filings as these materials will contain important information about Triterras. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC's web site at www.sec.gov, or by accessing on the Company's web site at www.trterras.com , Investors Section, SEC Filings.

Early Commercial Success • $11.5 billion in total transaction volume since June 2019 launch • FY20E: $10.3B trade and trade finance volume and $ 32.9 M net income • Diversified business with no single customer group contributing >9.9% of total revenue (2) Overview Triterras Fintech is a leading trade and trade finance fintech company • Compelling opportunity to address the $1.5 trillion annual shortfall in trade finance • Comprehensive and complementary management action plans • Transaction volume, EBITDA, net income projected to grow more rapidly than the peer group A Growth Story • Potentially transformative digital marketplace for trade and trade finance • Solves mission critical problems for its clients • Generates fee income on trade and financing transaction volume from platform users 3 Note: Triterras has a February fiscal year - end. FY19 is representative of the 12 months ending February 29, 2020

Introduction to Trade and Trade Finance International Commodity Traders - Who They Are and What They Do Our customer focus: the SME Trader (Small and Medium Sized Enterprise) Physical Commodity Traders Fill the Void and Facilitate/Enable Transactions International Commodity Trade • Physical commodities (e.g., wheat, food oils) are bought and sold internationally and shipped across the seas • Producers (sellers) need consumers (buyers) • Cross border/cross ocean transactions; 150 – 180 - day cycle Seller’s issues: • Locating best/timely international buyers, ocean cargo & logistics, securing payment as early as possible Buyer’s issues: • ID sellers, logistics, validating quantity and quality, payment as late as possible to match their cash conversion cycle Commodity Traders 1. Link Buyers and Sellers 2. Arrange all shipping, logistics, customs, port fees, etc. 3. Solve the two - sided payment problem with “Trade Finance” 4

What is Trade Finance? Sources and Terms Payment Terms Trader pays seller at (or before) shipment Trader collects from buyer on or after delivery (~120 - 150 days) Trader’s Sources of Trade Finance Funds Good (but limited): Cash in their bank account Better: Letter of Credit (most SME traders need to back them with cash in account) Best: Borrowing for financial leverage Trader Trade Finance Borrowing Model 10% - 15% cash down payment on loan 85% - 90% borrowed from trade finance lender Possible trade credit insurance to protect against SME buyer payment default Trade Finance is a $40 trillion business providing the financing for international trade (1) 5 1) Source: Allied Market Research, December 2019, www.alliedmarketresearch.com

Traders - Offline Trade Processes Costly & Inefficient • Archaic process essentially unchanged over 200 years • Paper intensive, error prone, costly, susceptible to transaction delays • Lack of counterpart trust and need to mitigate risk and fraud • Desperately needed trade finance Triterras Fintech Massive Opportunities • SME trade finance loans estimated yield of 8% - 13% yield for lenders • Most lenders lack network of high quality, qualified borrowers and infrastructure to expand trade finance portfolio • A need to streamline origination process and reduce overhead costs of managing small loans with 180 - day tenor Alternative Lenders – Efficient Client Access • WTO Projection 1 ; some post - Covid estimates $2.0 to $2.25 trillion 2 • Banks have exited trade finance space for SME traders • Basel III & IV capital reserve requirements for trade finance loans • Same overhead cost for $1M and $100M loan 6 $1.5T Shortage in Trade Finance for SME Traders 1 https://www.wto.org/english/res_e/statis_e/wts2018_e/wts2018_e.pdf 2How much of the $1.5trn trade finance gap can tech bridge? - TXF News

Blockchain Enabled • Ethereum blockchain architecture • One of the first, profitable deployments of commercial blockchain deployment • Not crypto currency The Kratos Platform Platform Development • 3 years in development • CEO Srinivas Koneru – demonstrated ability in technology development and commercialization • Core tech team in Singapore leveraging outsourced resources and teams Powerful Capabilities • Traceability, dispute avoidance, systemic trust and transparency • Bank grade third party KYC and AML for all counterparties resides on the platform 7 Deep Functional Industry Knowledge • Embeds standardized industry process flow • Design informed by collaboration with Atanium (formerly Rhodium) • Advisory Boards of industry experts Digital Marketplace with Three Distinct Structures • Transaction Ecosystem • Financial Ecosystem • Delivery (Logistics) Ecosystem

Revolutionary Digital Marketplaces 8 Transaction Ecosystem Financial Ecosystem Delivery Ecosystem Amazon x x eBay x x (PayPal) Kratos by Triterras Trade Discovery Module (Traders) Trade Finance Module (Lenders) Logistics Module (Ship owners, operators, brokers) Credit Insurance Module (Insurance Broker) Risk Management Module Payment Gateway (Planned) Supply Chain Finance (Planned) Synergize Multiple Ecosystems

Source Financing Facilitate Trade Key Business Model • Fee charged on amount financed • Notably cheaper than offline arrangement fees • Fee charged on value of goods traded • Well - priced for the fraud protection, transparency, speed, analytics and efficiency Fee: + 2 Historical rate 130 bps Historical rate 30 bps Traders (Commodity Buyers & Sellers) Communities Served: Traders Seeking Trade Finance Funders Seeking Borrowers Module: Trade DIscovery & Risk Management Trade Finance Five Modules Driving Two Revenue Streams 9 Seller Buyer

Kratos Value and Benefits KRATOS  Value Proposition Kratos Delivers Profitability, Risk Abatement, Cycle Time Reduction and Previously Unavailable Access to Lenders, Borrowers, Credit Insurers and Logistics Providers TRADERS/BORROWERS LENDERS 10 Increased Growth and Profitability • Alternative sources of trade finance • Reduced trade finance origination fees • Reduced trade cycle times • Reduced back office/fixed costs • Common data set = efficiencies • Simplified and increased access to credit insurers, logistics providers • Prequalified access to new traders • Fraud prevention and risk mitigation tools CREDIT INSURERS Increased Client access and application efficiency • New clients • Systematized application process Increased Growth and Profitability • Reduced admin and back office costs • Access to higher yielding SME space estimated at 8% - 13% yields • Highly prequalified trader applications • Effortless new customer access • Risk mitigation and fraud prevention tools • Customization available • No lender fees LOGISTICS PROVIDERS New client access, efficiency, growth • Complete RFQ’s • Consolidated communications

11 Transaction Ecosystem Financial Ecosystem Delivery Ecosystem Trade Discovery Module (Traders) Trade Finance/Ins Modules (Lenders) Logistics Module (Ship owners, operators, brokers) Successful Outcomes • Increased # of Traders • Increased Avg. Volume/Trader • Increased # of Lenders • Increased Lending Volume • Increase # of providers • Trader referral of brokers Network Effect Referral Incentive Program Attracts New Traders Grows Trader Volume Grows Trader Volume Organizational Biz Dev Organizational Expansion; Separate Client Care Commercial Organization Platform Plans Supply Chain Finance Payment Gateways Potential Future Platform Additions Gen II Technology M&A Credit Insurance Phase 2 New Finance Structures Blockchain Payment Gtwy Logistics Phase 2 Non - Organic Growth Accretive, strategic M&A projects Growth Strategy

Competition

Kratos Platform is Uniquely Positioned

TRITERRAS

Kratos is the only trade and trade finance platform that:

- Caters to the SME trader and the smaller average transaction size
- Brings new liquidity to the SME trader ecosystem through alternative non-bank lenders
- Is focused on commodity trading in emerging markets where there is strong trade finance demand and relatively higher lender yield.
- Provides early-stage transaction accounts receivable financing
- Democratizes the trader contact with potential lenders
- Multi dimensional to include a credit insurance and logistics marketplaces
- Leverages one data set across multiple ecosystems

Other platforms exist, but they are not our competition

- Many backed by bank consortiums, the very same banks exiting SME trade finance.
- Typically bank to client proprietary relationships
- Prevalance of letter of credit. financing to large, strong balance sheet clients.
- Large client/ large transaction focus e.g., Oil and Gas $80 M minimum
- Strong focus on developed markets and traditional supply chain finance

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Financial Highlights

TRITERRAS

($ in millions)	FY19[1]	2020 Update First Half[2]	2020 Update Q3 Estimates[2]	FY20E
Trade & Trade Finance Volume Summary				
Trade Volume	$3,614.6	$4,100.0	$1,870.0	$7,779.1
Trade Finance Volume	179.1	877.0	878.0	2,541.3
Trade & Trade Finance Volume	**$3,793.7**	**$4,977.0**	**$2,748.0**	**$10,320.5**
Revenue Build-Up				
Trade Volume	**$3,614.6**	**$4,100.0**		**$7,779.1**
Trade Fee	0.40%	0.30%		0.30%
Trade Fees	**$14.5**	**$12.3**		**$23.3**
Trade Finance Volume	**$179.1**	**$877.0**		**$2,541.3**
Trade Finance Fee	1.32%	1.30%		1.30%
Trade Finance Fees	**$2.4**	**$11.4**		**$33.0**
License Fees & Other	**$0.1**	**$0.0**		**$0.3**
Income Statement Highlights				
Total Revenue	**$16.9**	**$23.7**	**$17.0**	**$56.6**
Expenses[3]	(1.7)	(6.4)		(16.8)
EBITDA	**$15.2**	**$17.3**		**$39.8**
EBITDA Margin	*89.9%*	*73.1%*		*70.3%*
Net Income	**$13.6**	**$14.2**	**$10.0**	**$32.9**

Note: FY19 average annual trade volume per trader equal to ~$92 million
Note: Representative of pro forma financial projection model for FY20. Projections reflected in SEC filings.
Note: Triterras has a February fiscal year-end. FY19 is representative of the 12 months ending of February 29, 2020

1) FY19 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). KPMG are the company's auditors
2) YTD representative of the 6 months ending August 2020. Q3 estimates have not been reviewed by the Company's auditors.
3) Excludes depreciation, amortization and net finance costs
4) EBITDA Reconciliation reflected on Slide 15 (Appendix)

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14 Appendix

15 EBITDA Reconciliation Six months ended August 31, 2020 Six months ended August 31, 2019 Year ended February 29, 2020 Period from January 11, 2018 (date of incorporation) to February 28, 2019 (US$) Profit/(Loss) for the year/period $ 14,208,051 $ 510,241 $ 13,580,791 $ (2,211,507) Depreciation 13,802 642 1,284 1,071 Amortization 599,781 1,548 9,172 — Net finance costs/ (income) 70,357 (1,389) 1,475 8,649 Income tax expense 3,017,443 104,956 1,592,549 — EBITDA* $ 17,909,434 $ 615,998 $ 15,185,271 $ (2,201,787)

Management Owner managed business with deep expertise in technology, risk management and scaling businesses James H. Groh, Sr. Executive VP BS, Engineering, Cornell MBA, Finance, RIT • C - suite Corporate Management and Board experience • Managed the going public process for 20+ companies • Previously held FINRA Series 7, 63, and 24 licenses • US Citizen Srinivas Koneru Founder , Chairman , & CEO BS, Mechanical Engineering BMS College of Engineering, Bangalore • Over 35 years of professional experience • Co - founded Atlanta - based IT development and services company in 2005; grew to $80 million in revenue, exited in 2010 • Multiple entrepreneurial initiatives spanning many industries • US Citizen John Galani Chief Operating Officer MS Cass Business School BA, Brunel University • Over 20 years in trade, trade finance and building platforms • Natural resource, financial and transportation management expertise as an MD at Delta Trading, Centurion European Capital and Phoenix Vision Mgmt • Operated and financed internet B2B shipping platform • UK Resident Alvin Tan Chief Financial Officer B. Comm, Curtin University of Technology 16 • Certified Public Accountant • Over 20 years as Group CFO and Financial Controller at leading commodity trading firms – Cargill, Golden Agri Resources, Musim Mas • Singapore Resident

• June 2019: Kratos launched with a critical mass of trade volume • FY 2019 (ends Feb. 2020): $3.7 billion trade volume 2020 • February 2020: Trade Finance module launched • August 2020: 6 - month results - $5B trade and trade finance volume and $17M EBITDA 2010 • CEO successfully exits 2 nd tech business • CEO funds creation of a trading business, a physical commodity trader Kratos History and Milestones 2019 2017 • The trading business grows to over $ 2 Billion in commodity transactions • Informed by detailed functional knowledge of trade and trade finance, CEO launches the design and development of Kratos platform 2018 • Triterras Fintech founded as the entity to complete development and launch of Kratos 17

Building Receivables Docs on the KRATOS™ Blockchain

Links to the blockchain make all steps in the process verifiable and immutable

TRITERRAS

- KRATOS™ links 12 steps of a trade finance transaction to the blockchain; 6 times for a trade transaction
- It is the immutability and security of blockchain which is critical to adoption of any platform



Trading Module
Lending Module
01
Order creation
02
Order accepted by the Counterparty
03
Order confirmed (accepted order got approved)
04
Trade Document Acknowledgement
05
Borrower's request for funding
06
Order accepted by counterparty
07
Lender approves the fund request and uploads the RPA
08
Borrower acknowledges the approval and uploads LPA
09
Lender disburses the approved funds
10
Payment confirmation document upload
11
Payment acknowledgement, Order Closed
12
Deal is closed (Borrower pays back to Lender)

18

Bank - Grade KYC/AML Bank - grade background checks to verify client details and enhance security and compliance Dashboards Customizable data visualization via modular dashboard to support strategic decision - making and provide actionable insights Digital Contracts Trade documents are digitized and stored in blockchain to ensure transparency and efficiency and reduce the chances of document alteration User Permissions Control Role - based and/or user - based permissions are assigned to individuals to specify what actions can be performed Notification System System notifications through the platform and email are in place to update users on their transactions Chat Functionality Communicate directly with counterparts and lenders in your network and access chat history for easy reference Platform Features 19